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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43632

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Citation Financial Group, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Broadway
(No. and Street)

New York (City) New York (State) 10271 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Richard Murphy (212) 618-0900
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

One South Wacker Dr., Suite 800 (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SM

OATH OR AFFIRMATION

I, _Richard Murphy__________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Citation Financial Group, L.P.**_____________________, as of __**12/31/2008**________________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

KATHLEEN MILORA
Notary Public, State of New York
No. 01MI4907666
Qualified in Richmond County
Commission Expires October 13, 2009

Signature

Title

Notary Public

KATHL...
Notary Public, State ...
No. 01MI490...
Qualified in Richm...
Commission Expires Octo... 13.

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Partner
Citation Financial Group, L.P.
New York, New York

We have audited the accompanying statement of financial condition of Citation Financial Group, L.P. (the "Partnership") as of December 31, 2008 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Citation Financial Group, L.P. as of December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 19, 2009

Citation Financial Group, L.P.

Statement of Financial Condition
December 31, 2008

ASSETS	
Cash	$ 90,923
Receivable from Clearing Broker	681,056
Prepaid Expenses	14,739
Total assets	$ 786,718
LIABILITIES AND PARTNER'S CAPITAL	
Accrued Employee Compensation and Benefits	$ 364,797
Accrued Expenses and Other Liabilities	100,044
Partner's Capital	321,877
Total liabilities and Partner's capital	$ 786,718

See Notes to Statement of Financial Condition.

Note 1. Organization and Summary of Significant Accounting Policies

Citation Financial Group, L.P. (the "Partnership") is a partnership formed pursuant to the laws of the State of Delaware. The Partnership is a registered broker-dealer with the Securities Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Partnership deals primarily in equity securities on behalf of institutional customers.

The Partnership records transactions in securities on a trade-date basis. The Partnership clears its transactions through a broker-dealer on a fully disclosed basis.

Cash represents unrestricted cash held with one major financial institution.

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

In July 2006, the Financial Accounting Standards Board (the "FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109*. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken on a tax return. FIN 48 also provides guidance on derecognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition.

In December 2008, the FASB provided for a deferral for the effective date of FIN 48 for certain nonpublic enterprises to annual financial statements for fiscal years beginning after December 15, 2008. The Partnership has elected this deferral and accordingly, will be required to adopt FIN 48 in its 2009 annual financial statements. Prior to adoption of FIN 48, the Partnership will continue to evaluate its uncertain tax positions and related income tax contingencies under Statement of Financial Accounting Standards No. 5, *Accounting for Contingencies* ("SFAS No. 5"). SFAS No. 5 requires the Partnership to accrue for losses it believes are probable and can be reasonable estimated. Management is currently assessing the impact of FIN 48 on its financial position and has not yet determined if the adoption of FIN 48 will have a material effect on its financial statements.

Note 2. Receivable From Clearing Broker

Receivable from clearing broker represents cash balances on deposit with the Partnership's clearing broker. The Partnership is subject to credit risk should the clearing broker be unable to pay the balance reflected on the statement of financial condition. However, the Partnership does not anticipate nonperformance by this counterparty.

Note 3. Income Taxes

As a partnership, the Partnership is not subject to federal and state income taxes. The Partnership is subject to New York City Unincorporated Business Tax.

Note 4. Regulatory Requirements

As a registered broker-dealer and a member of FINRA, the Partnership is subject to the Uniform Net Capital Rule 15c3-1 of the SEC, which requires the maintenance of minimum net capital of 6-2/3% of aggregate indebtedness, as defined, or $5,000, whichever is greater. At December 31, 2008, the Partnership had net capital of $302,138, which exceeded the minimum requirement by $271,149.

The Partnership is exempt from the provisions of rule 15c3-3 of the SEC since the Partnership's activities are limited to those set forth in the conditions for exemption pursuant to subsection (k)(2)(ii) of the rule.

Citation Financial Group, L.P.

Statement of Financial Condition

December 31, 2008

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.